Exhibit 21

SUBSIDIARIES OF THE COMPANY

The following is a list of the registrant’s subsidiaries:

Organized Under Law Of
Silicon Laboratories Asia Pacific, Limited	Hong Kong
Silicon Laboratories FRANCE	France
Silicon Laboratories GmbH	Germany
Silicon Laboratories International Pte. Ltd.	Singapore
Silicon Laboratories Italy S.r.l.	Italy
Silicon Laboratories Sweden AB	Sweden
Silicon Laboratories Technology, LLC	State of Delaware
Silicon Laboratories UK Limited	United Kingdom
Silicon Laboratories Y.K.	Japan
Silicon Labs CP, Inc.	State of Delaware
Silicon Labs HV, Inc.	State of Texas
Silicon Labs Isolation, Inc.	State of California